UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 23, 2025

MidWestOne Financial Group, Inc.

(Exact name of registrant as specified in its charter)

Iowa	001-35968	42-1206172
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

102 South Clinton Street

Iowa City, Iowa 52240

(Address of principal executive offices)

(319) 356-5800

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $1.00 par value	MOFG	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter.)

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On October 23, 2025, MidWestOne Financial Group, Inc. (“MidWestOne”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nicolet Bankshares, Inc. (“Nicolet”), pursuant to which MidWestOne will merge with and into Nicolet (the “Merger”). Immediately following the Merger, and subject to the occurrence of the Merger, MidWestOne’s wholly-owned subsidiary bank, MidWestOne Bank, will merge with and into Nicolet National Bank, Nicolet’s wholly-owned subsidiary bank.

Merger Consideration: Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Nicolet will exchange shares of its common stock for all of the outstanding shares of MidWestOne common stock, in an all-stock transaction. MidWestOne shareholders will be entitled to receive 0.3175 of a share of Nicolet common stock for each share of MidWestOne common stock they own upon the effective time of the Merger (the “Effective Time”), for aggregate merger consideration valued at approximately $864 million, or $41.37 per share, based on Nicolet’s closing stock price of $130.31 as of October 22, 2025. Upon completion of the Merger, the shares issued to MidWestOne shareholders are expected to comprise 30% of the outstanding shares of the combined company.

At the Effective Time, each then-outstanding award of restricted stock units with respect to shares of MidWestOne common stock (“MidWestOne RSU Award”) will be deemed fully vested, canceled and converted into the right to receive a number of shares of Nicolet common stock equal to the product of (i) the number of shares of MidWestOne common stock subject to such MidWestOne RSU Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio.

At the Effective Time, each then-outstanding performance restricted stock unit award with respect to shares of MidWestOne common stock (a “MidWestOne PSU Award”) will be deemed fully vested, canceled and converted into the right to receive (i) a number of shares of Nicolet common stock equal to the product of (x) the number of shares of MidWestOne common stock subject to such MidWestOne PSU Award immediately prior to the Effective Time based on the higher of target performance and actual performance through the Effective Time as reasonably determined by the compensation committee of the Board of Directors of MidWestOne multiplied by (y) the Exchange Ratio, plus (ii) a cash payment in respect of any accrued but unpaid dividend equivalents on such MidWestOne PSU Award.

Representations, Warranties and Covenants: The Merger Agreement contains usual and customary representations and warranties that MidWestOne and Nicolet made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between MidWestOne and Nicolet and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating certain terms. Moreover, certain of the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between MidWestOne and Nicolet rather than establishing matters of fact.

Covenants, No Solicitation: Each party also has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the consummation of the Merger. Upon completion of the Merger, the combined company’s board of directors will be increased from eight to twelve members, comprised of the eight existing members of Nicolet’s board of directors, including Mike Daniels, and four members of MidWestOne’s current board of directors. Additionally, both parties have agreed, subject to certain exceptions, not to (i) initiate, solicit, knowingly encourage or knowingly facilitate any acquisition proposal; (ii) engage or participate in any negotiations with any person concerning any acquisition proposal; (iii) provide confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to an acquisition proposal; or (iv) approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (whether written or oral, binding or nonbinding) in connection with or relating to any acquisition proposal.

Closing Conditions: Each party’s obligation to consummate the Merger is subject to customary closing conditions, including, among others, (a) approval of the Merger Agreement by the shareholders of MidWestOne and Nicolet, (b) receipt of required regulatory approvals without the imposition of a materially burdensome condition and expiration of all waiting periods, (c) the absence of any law or order preventing or prohibiting the consummation of the transactions contemplated by the Merger Agreement, (d) the effectiveness of the registration statement for the Nicolet common stock to be issued in the Merger and authorization for the listing of the Nicolet common stock to be issued in the Merger on the New York Stock Exchange, (e) receipt by MidWestOne and Nicolet of opinions to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, (f) subject to certain exceptions, the accuracy of the representations and warranties of the other party, and (g) the performance in all material respects by the other party of its obligations under the Merger Agreement.

Termination: The Merger Agreement may be terminated in certain circumstances, including: (i) by mutual written agreement of the parties, (ii) by either party if any regulatory approval required for consummation of the transactions contemplated by the Merger Agreement has been denied by final non-appealable action by the relevant governmental authority or an application for such approval has been permanently withdrawn or cannot be submitted in time to obtain the necessary approval, (iii) if a final legal order prohibits or makes the transactions contemplated by the Merger Agreement illegal, (iv) by either party if the approval of the shareholders of either party is not obtained, (v) by either party if the Merger is not consummated on or before the 12-month anniversary of the Merger Agreement, (vi) by either party if the other party materially breaches its representations or covenants and such breach is not corrected within the cure period, (vii) by either party if the other’s board of directors breaches its obligation not to solicit any acquisition proposal or changes its recommendation with respect to the Merger in accordance with the terms of the Merger Agreement or (viii) by either party in order to enter into an agreement relating to a superior proposal.

Termination Fee: Each party may have to pay the other party a termination fee equal to $35,000,000 in the event (i) either party terminates the Merger Agreement to accept a superior proposal, (ii) either party’s respective board of directors does not timely recommend approval of the Merger Agreement and the consummation of the transactions contemplated thereby, or (iii) the following conditions are met: (A) a bona fide acquisition proposal is made known to either party’s respective board of directors, senior management or shareholders after signing the Merger Agreement that is not withdrawn before such party’s special meeting, (B) the Merger Agreement is later terminated due to (1) failure to complete the Merger within the required timeframe without receipt of the requisite shareholder vote, (2) either party’s material breach of the Merger Agreement or (3) either party’s failure to obtain the required shareholder approval and (C) within 12 months of termination, such party enters into or completes a transaction based on any acquisition proposal.

The Merger Agreement has been unanimously approved by the boards of directors of MidWestOne and Nicolet. The transaction is expected to close during the first half of 2026, subject to customary closing conditions discussed below.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference herein. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding MidWestOne, its affiliates and their respective businesses, and the information regarding the Merger Agreement, the Merger and Nicolet that will be contained in, or incorporated by reference into, the registration statement on Form S-4 of Nicolet and MidWestOne that will include a joint proxy statement of Nicolet and MidWestOne that will be filed with the Securities and Exchange Commission (the “SEC”).

Support Agreements

In connection with entering into the Merger Agreement, the directors and named executive officers of both MidWestOne and Nicolet have entered into support agreements (the “Support Agreements”), pursuant to which each such director and named executive officer of MidWestOne and Nicolet agreed to vote his or her shares, as applicable, (i) in favor of the adoption and approval of the Merger Agreement and the consummation of the transactions contemplated therein, (ii) in favor of any proposal to adjourn or postpone the applicable shareholder meeting if there are insufficient votes to approve the Merger Agreement, (iii) against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement contained in the Merger Agreement or contained in the Support Agreements, and (iv) against any acquisition proposal. The Support Agreements generally prohibit the sale or transfer of the shares held by each such director or named executive officer until the earlier of (i) termination of the Support Agreements or (ii) receipt of the requisite approval of the shareholders. The Support Agreements automatically terminate upon the earlier of (i) the Effective Time, (ii) the amendment of the Merger Agreement in any manner that materially and adversely affects any rights of the shareholder, (iii) the termination of the Merger Agreement or (iv) two years from the date of the Support Agreements.

The foregoing summary of the Support Agreements is qualified in its entirety by reference to the complete text of such documents, the forms of which are included as Exhibit A and Exhibit B, respectively, to the Merger Agreement, filed as Exhibit 2.1 attached hereto and which is incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 23, 2025, in connection with the approval of the Merger Agreement, the Board approved a special, one-time transaction bonus in the amount of $2,000,000, less applicable withholdings, payable upon consummation of the Merger, or such earlier time as determined in the sole discretion of the Board, to Chip Reeves, MidWestOne’s Chief Executive Officer, in recognition of his exemplary service to MidWestOne and MidWestOne Bank. Mr. Reeves agreed to an extension of the noncompete in his existing employment agreement with MidWestOne for an additional six months, as a condition to receipt of the transaction bonus.

Item 7.01	Regulation FD Disclosure.

On October 23, 2025, Nicolet and MidWestOne jointly issued a joint press release announcing the signing of the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In connection with the announcement of the Merger Agreement, Nicolet and MidWestOne intend to provide supplemental information regarding the proposed transaction in presentations to analysts and investors. The slides that will be available in connection with the presentations are attached hereto as Exhibit 99.2 and are incorporated by reference herein.

The information contained in Item 7.01, including Exhibits 99.1 and 99.2, furnished herewith, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that section, nor shall it be deemed incorporated by reference into any registration statement or other documents pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or into any filing or other document pursuant to the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward Looking Statements “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995.

This communication contains statements that constitute “forward-looking statements” within the meaning, and subject to the protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. Such statements include, but are not limited to, statements about the benefits of the proposed merger between Nicolet and MidWestOne, including future financial and operating results (including the anticipated impact of the proposed transaction on Nicolet’s and MidWestOne’s respective earnings and tangible book value), statements related to the expected timing of the completion of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. You can identify these forward-looking statements through the use of words such as “anticipate,” “believe,” “assume,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable terminology, as well as similar expressions of the future or otherwise regarding the outlook for Nicolet’s, MidWestOne’s or combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control or predict. A number of factors could cause actual results and outcomes to differ materially from those contemplated by these forward-looking statements. These factors include, but are not limited to: (1) the risk that the cost savings and synergies of the proposed merger will not be realized or may take longer than anticipated to be realized; (2) the risk that integration of MidWestOne’s and Nicolet’s respective businesses will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events; (3) the parties’ inability to meet expectations regarding the timing of the proposed merger; (4) changes to tax legislation and their potential effects on the accounting for the merger; (5) the failure to obtain the necessary approvals by the shareholders of Nicolet or MidWestOne; (6) the ability by each of Nicolet and MidWestOne to obtain required governmental approvals of the proposed transaction on the timeline expected (which could be affected by government shutdowns), or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction; (7) the failure to satisfy other conditions to completion of the proposed merger, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (8) disruption to Nicolet’s business and to MidWestOne’s business as a result of the announcement and pendency of the proposed transaction, and the resulting diversion of management’s attention from ongoing business operations and opportunities; (9) potential reputational risk and reaction to the announcement of the proposed merger on Nicolet’s, MidWestOne’s or the combined company’s respective customers, suppliers, employees or other business partners; (10) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) dilution caused by Nicolet’s issuance of additional shares of Nicolet common stock in connection with the merger; (12) risks and uncertainties relating to management and oversight of the combined business and operations of Nicolet and MidWestOne following the closing of the proposed merger; (13) the possibility the combined company is subject to additional regulatory requirements as a result of the proposed merger or expansion of the combined company’s business operations following the proposed merger; (14) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Nicolet, MidWestOne or the combined company; and (15) general competitive, economic, political and market conditions and fluctuations and other factors that may affect future results of Nicolet and MidWestOne including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; and capital management activities.

Additional factors which could affect future results of Nicolet and MidWestOne can be found in Nicolet’s or MidWestOne’s filings with the U.S. Securities and Exchange Commission (“SEC”), including in Nicolet’s Annual Report on Form 10-K for the year ended December 31, 2024 under the captions “Forward-Looking Statements” and “Risk Factors,” MidWestOne’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors,” as well as their other filings with the SEC, which shareholders and potential investors should review for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

All forward-looking statements included in this communication are made as of the date hereof and are based on information available to management at that time. Except as required by law, neither Nicolet nor MidWestOne assumes any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.

Important Information About the Merger and Where to Find It

Nicolet intends to file a registration statement on Form S-4 with the SEC to register the Nicolet shares that will be issued to MidWestOne shareholders in connection with the proposed merger. The registration statement will include a joint proxy statement of Nicolet and MidWestOne that also constitutes a prospectus of Nicolet. When available, the definitive joint proxy statement/prospectus will be sent to shareholders of Nicolet and MidWestOne in connection with the proposed merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, MIDWESTONE AND THE PROPOSED MERGER. Investors may obtain copies of the joint proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Nicolet will be available free of charge on Nicolet’s website at www.nicoletbank.com. Copies of the documents filed with the SEC by MidWestOne will be available free of charge on MidWestOne’s website at www.midwestonefinancial.com.

Participants in Solicitation

Nicolet, MidWestOne, and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Nicolet and the shareholders of MidWestOne in connection with the proposed merger. Information about the directors and executive officers of MidWestOne is available in MidWestOne’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 11, 2025 (the “MidWestOne 2025 Proxy”) and in the MidWestOne Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 11, 2025 and in other documents subsequently filed by MidWestOne with the SEC, which can be obtained free of charge through the website maintained by the SEC. Any changes in the holdings of MidWestOne’s securities by its directors or executive officers from the amounts described in the MidWestOne 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the MidWestOne 2025 Proxy and are available at the SEC’s website. Information about the directors and executive officers of Nicolet is available in Nicolet’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 18, 2025, and in other documents subsequently filed by Nicolet with the SEC, which can be obtained free of charge through the website maintained by the SEC. Any changes in the holdings of Nicolet’s securities by its directors or executive officers from the amounts described in the Nicolet 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Nicolet 2025 Proxy and are available at the SEC’s website. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents to be filed with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Relations & Media Contacts:

MidWestOne:	Chip Reeves – CEO
Barry Ray – CFO
Phone: 800.247.4418
Email: creeves@midwestone.com
Email: bray@midwestone.com

Nicolet:	Mike Daniels – Chairman, President & CEO
Jeff Gahnz – SVP, Marketing & Public Relations
Eric Radzak – SVP, Corporate Development & Investor Relations
Phone: 920.430.1400
Email: mdaniels@nicoletbank.com
Email: jgahnz@nicoletbank.com
Email: eradzak@nicoletbank.com

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger by and between Nicolet Bankshares, Inc. and MidWestOne Financial Group, Inc. dated October 23, 2025
99.1	Joint Press Release, dated October 23, 2025
99.2	Joint Investor Presentation, dated October 23, 2025
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 23, 2025	MIDWESTONE FINANCIAL GROUP, INC.

		By:	/s/ Barry S. Ray
Barry S. Ray
Chief Financial Officer